

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-mail
Irma Colón-Alonso
President
Pay Mobile, Inc.
7695 S.W. 104th Street
Suite 210
Miami, FL 33156

> **Re:** **Pay Mobile Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 20, 2012**
> **Form 8-K/A filed September 6, 2012**
> **File No. 001-16851**

Dear Ms. Colón-Alonso:

We have reviewed your letter dated September 6, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 23, 2012.

Form 8-K Filed September 6, 2012

1.   We note the Form 8-K/A filed on September 6, 2012 includes the same financial statement information that was provided in your June 30, 2012 Form 10-Q. Our prior comment 1, however, requested that the company provide pro forma information as required by Item 9.01(b) of Form 8-K. As such, please revise to provide pro forma income statement disclosures for the fiscal years ended December 31, 2010 and 2011 that reflect the disposition of Pay Mobile's operations pursuant to the Rescission Agreement.

You may contact me at (202) 551-3499, if you have questions regarding this comment of if you need any further assistance.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief